Exhibit 23.4

Consent of Independent Auditors

We consent to the incorporation by reference in this Registration Statement on Form S-4 of Concho Resources, Inc. of our report dated April 30, 2016 (October 11, 2016 as to the restatement discussed in Note 1) (which report expresses an unqualified opinion and includes an emphasis-of-matter paragraph relating to liquidity considerations in Note 9), relating to the consolidated financial statements of Silver Hill Energy Partners, LLC as of and for the years ended December 31, 2015 and 2014, appearing in the Current Report on Form 8-K of RSP Permian, Inc. dated October 13, 2016, and to the reference to us under the heading “Experts” in the Proxy Statement / Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Houston, Texas

April 19, 2018